Pub Crawl Holdings, Inc.

801 West Bay Dr. Suite 470

Largo, FL 33770

January 30, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street North East

Washington, DC 20549 USA

Attention:

Mark P. Shuman, Branch Chief - Legal

Re:

Pub Crawl Holdings, Inc.

Form 8-K filed pursuant to Items 1.01, 2.01, 3.02 and 9.01

Forms 8-K and 8-K/A filed pursuant to Items 3.02, 5.01 and 5.02 Filed November 30, 2012

File No. 000-54635

Dear Mr. Shuman:

The following contains our response to your comment letter dated December 13, 2013.

1.

It appears that immediately before the acquisition of Mobile Dynamic Marketing, Inc. you were a shell company, as defined in Rule 12b-2 under the Exchange Act. You checked the box indicating that you were a shell company on your Form 10-K for the fiscal year ended June 30, 2012, as amended, and on your Form 10-Q for the quarter ended September 30, 2012. If you were a shell company prior to the acquisition, you were required to provide in a current report filed within four business days after the acquisition the information for Mobile Dynamic Marketing that it would be required to file in order to register a class of securities under Section 12 of the Exchange Act using Form 10, including historical financial statements and pro forma financial information giving effect to the acquisition. Refer to Section II.D.3 of SEC Release No. 33-8587 and Items 2.01(f), 5.01(a)(8) and 9.01 of Form 8-K. Please amend your filings promptly to provide the Form 10 disclosure, or tell us why you do not believe it is required.

Response:

We agree with the above and will be filing an amended Form 8-K.  The audit of Mobile Dynamic Marketing, Inc. financials plus the pro forma financials are scheduled to be completed and filed along with the amended 8-K information on approximately February 8, 2013.

2.

Please tell us, and amend your filings to disclose if appropriate, the nature of any prior material relationship between Mobile Dynamic Marketing and your new officers, directors and major shareholders, Brian McFadden and Michelle Pannoni, as this matter is not clear from the disclosure provided.

Response:

The below disclosure will be included in the amended Form 8-K Change of Control.

Mobile Dynamic Marketing was incorporated in the State of Florida on November 6, 2012. Upon incorporation Brian McFadden was elected President, Chief Executive Officer. Also, at this time, Michelle Pannoni was elected secretary, Treasurer, Vice President. At the time of incorporation Brian McFadden and Michelle Pannoni were also the only two shareholders of Mobile Dynamic Marketing. Upon completion of the acquisition by Pub Crawl Holdings, Inc., both Brian McFadden and Michelle Pannoni exchanged their shares in Mobile Dynamic Marketing for shares in Pub Crawl Holdings, Inc. Also at this time Brian McFadden was elected President, CEO of Pub Crawl Holdings Inc and Michelle Pannoni was elected Secretary, Treasurer, Vice President of Pub Crawl Holdings, Inc.

3.

The current report announcing the share exchange with Mobile Dynamic Marketing states that the share exchange agreement is filed as an exhibit, but it is not. Please revise as appropriate.

Response:

An amended Form 8-K was filed to include the share exchange agreement.

In response to these comments, the company acknowledges that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Brian McFadden

Brian McFadden

CEO, Director

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